June 5, 2008

Ms. Sheila Stout
Staff Accountant
Securities and Exchange Commission
Division of Investment Management, Office of Disclosure
Mailstop 0505
Washington, DC  20549

This correspondence is being submitted via Edgar.

Dear Ms. Stout;

We thank you for your additional comments which you relayed to us in our telephone conversation on the annual financial statements for the fiscal years ending January 31, 2007 through December 31, 2007 of the Evergreen Funds that are part of the following Trusts:
       Evergreen Money Market Trust
       Evergreen Asset Allocation Trust
       Evergreen Equity Trust
       Evergreen Fixed Income Trust
       Evergreen International Trust
       Evergreen Municipal Trust
       Evergreen Select Equity Trust
       Evergreen Select Fixed Income Trust
       Evergreen Select Money Market Trust
       Evergreen Variable Annuity Trust
       Evergreen Global Dividend Opportunity Fund
       Evergreen Multi-Sector Income Fund
       Evergreen Utilities and High Income Fund
       Evergreen International Balanced Income Fund
       Evergreen Income Advantage Fund

With respect to your comments, we submit the following responses. Additionally, Evergreen Investments acknowledges that the fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

SEC FILINGS
SEC Comment:
The Staff noted within certain NSAR-B filings that the accounting letter within the filing didn't include the signature of the audit firm.

Evergreen Response:
The accounting letter has been revised to include the name of the audit firm. Any filing that was omitting this information is in the process of being re-filed with the SEC.


SEC Comment:
The Staff noted there was an NT filing made for Evergreen International Balanced Income Fund indicating the semiannual report would not be filed by its deadline, however the actual semiannual report was filed on the same date.

Evergreen Response:
Evergreen filed NT-NCSR on 1/10/2006 alerting the SEC of the inability to meet its filing deadline of 1/9/2006. Subsequently, on 1/10/2006 the actual N-CSRS was filed with the SEC. The filing of the NT-NCSR was required for this fund as it was known that the filing would be late.

SEC Comment:
The Staff noted the Code of Ethics was not dated within some of the N-CSR filings during the period.

Evergreen Response:
The Code of Ethics document will be dated within all filings going forward.

SEC Comment:
The Staff noted the N-CSR filing for the Money Market Trust includes a filing number on its cover sheet that doesn't agree with the filing number under which it was filed.

Evergreen Response:
Evergreen is submitting filings for this Trust under its current filing number of 811-08555. Subsequent to these filings being accepted by EDGAR, the filing number is apparently being converted to the Trust's former filing number of 811-05300. We have notified the Staff of this issue.

SEC Comment:
The Staff noted the 4/30/2007 N-Q filing for Evergreen Treasury Money Market Fund includes a certification that is not dated.

Evergreen Response:
The N-Q is being re-filed and will include current dates on the certifications. Original copies of the certifications with the date they were originally reviewed, June 29, 2007, are maintained on hand.

SEC Comment:
The Staff noted for Evergreen Pennsylvania Municipal Bond Fund, item 4 of the N-CSR filing includes audit fee information for the incorrect time period. Information for 2006 and 2005 are included; however, it should include 2006 and 2007.

Evergreen Response:
This has been revised and is in the process of being re-filed.

* * * *

FINANCIAL HIGHLIGHTS

SEC Comment:
The Staff inquired of any Fund with a distribution of capital, to confirm that shareholders were notified of such at the time of the distribution.

Evergreen Response:
Returns of Capital are determined, in accordance with tax code, at the end of a fund's fiscal year. As such, the annual shareholder report serves as a communication of this distribution.

Similarly, Rule 19a-1, under the 1940 act, requires the payment of any dividend, or a distribution in the nature of a dividend payment, to be accompanied by a written statement ("Section 19(a) Notice") which adequately discloses the source(s) of the payment if it is made from any source other than accumulated undistributed net income. Evergreen distributed the appropriate 19(a) Notices as required.



SEC Comment:
The Staff inquired in regards to the Asset Allocation Trust, why the expense ratio was zero.

Evergreen Response:
Evergreen Investment Services, Inc. has reimbursed all Trust expenses. The only expenses attributable to the Trust are from custodian and accounting fees and professional fees, both of which represent 0.00% of average net assets even before the reimbursement.

* * * *

SCHEDULE OF INVESTMENTS

SEC Comment:
The Staff noted the disclosure of collateral for repurchase agreements does not include sufficient detail describing the securities representing collateral.

Evergreen Response:
For some of the repurchase agreements entered into and those invested through the security lending program, numerous pieces of collateral can be received for each agreement. In order to provide a meaningful description of the collateral without detailing every piece of the collateral, Evergreen will begin to list the collateral pieces by general issue type and provide a range of coupon rates and maturity dates in addition to the market value of all the collateral pieces.



SEC Comment:
The Staff inquired in regards to a long-term bond (Gulf Breeze) held in the portfolio of Evergreen Strategic Municipal Bond Fund whether the value of par was accurate.

Evergreen Response:
Evergreen verified the price of $100 from an external independent approved pricing vendor as of the reporting date.


SEC Comment:
The Staff inquired in regards to Evergreen Institutional Mortgage Portfolio. The principal investment strategy for the fund is to invest at least 80% in mortgage and mortgage-backed securities, but the Schedule Of Investments reflects 27% in short term investments. How does the fund comply with its strategy at year end?

Evergreen Response:
The 27% represents an investment in an overnight cash vehicle. This is not considered part of the fund's investment strategy and thus should not be considered when determining whether 80% of the fund is invested in mortgage or mortgage-backed securities. Ignoring such, the Institutional Mortgage Portfolio has more than 80% of its securities invested in mortgage and mortgage backed securities.

SEC Comment:
The Staff inquired in regards to Evergreen California Municipal Money Market Fund. The principal investment strategy for the Fund is to invest 80% in California bonds; however, it is not at year end. Are there any other states below 80%?

Evergreen Response:
The shareholder reports identify securities by the issuing state. Certain of the securities held by the California Municipal Money Market Fund, that are not issued by a governing state, are considered exempt from federal income tax and to the extent possible California personal income tax. Such investments would be disclosed as Non-State Specific in the shareholder report. For the year ended January 31, 2007 the Fund was not in a violation of the 80% investment strategy.


We have also reviewed other State Specific Funds with a similar investment strategy and have confirmed that there was no violation of such strategy.

SEC Comment:
The Staff inquired in regards to Evergreen Pennsylvania Municipal Bond Fund. The Schedule of Investments includes underlying securities in an inverse floating rate structure but does not include any inverse floaters.

Additional Inquiry
The staff further inquired as to the difference in disclosure between Evergreen Pennsylvania Municipal Bond Fund and Evergreen North Carolina Municipal Bond Fund as it relates to inverse floaters

Evergreen Response:
Investments in inverse floaters are treated as financing transactions in accordance with SFAS 140. Based on this treatment, the security held by the fund is the long-term bond underlying the floating rate structure and not the inverse floater itself.

Additional Evergreen Response:
The North Carolina Municipal Bond Fund contains a disclosure that relates to a inverse floating rate security purchased on the secondary market. The Evergreen Pennsylvania Municipal Bond Fund did not purchase such securities on the secondary market and therefore would not have this disclosure included in the report.
* * *


STATEMENT OF ASSETS AND LIABILITIES
SEC Comment:
The Staff inquired whether all restricted cash was being separately disclosed as such.

Evergreen Response:
The Evergreen funds identify any restricted cash separately on the Statement of Assets and Liabilities. Any large positions of cash during the review, not identified as restricted cash, represented un-invested, non-restricted cash at the end of period.

* * * *


STATEMENT OF OPERTIONS
SEC Comment:
The Staff inquired in regards to Evergreen High Yield Bond Fund. On the Statement of Operations, there is income from affiliated investments but on the Statement of Assets and Liabilities, there is no reference to affiliated investments.

Additional Inquiry
The staff clarified the inquiry pertained to the Select High Yield
Bond Fund.

Evergreen Response:
Evergreen notes that the Fund held an investment in the Evergreen
Institutional Money Market Fund in the amount of $17,213,277 and as such disclosed the position in the Statement of Assets and Liabilities as an investment in affiliate.

Additional Evergreen Response
The Fund held investments in the Evergreen Institutional Money Market Fund during the period but not at year end.

* * * *

NOTES TO FINANCIAL STATEMTENTS
SEC Comment:
The Staff inquired whether any contractual waivers were subject to a recapture agreement. If so, disclosure of the terms should be made within the notes.

Evergreen Response:
There is no recapture agreement in effect for any waivers.

SEC Comment:
The Staff suggested disclosing the percent of securities fair valued by the Board of Trustees within the Notes to Financial Statements.

Evergreen Response:
Evergreen notes that all fair valued positions are clearly marked on the SOI and generally, the amounts per fund are not material.

SEC Comment:
The Staff noted tri-party repurchase agreements are referenced in the Notes to Financial Statements; however, the third party is not included in the disclosure describing the repos.

Evergreen Response:
The tri-party repurchase agreements which are entered into by the funds are typically with a counterparty and a third party custodian which administers the collateral. As the third party to the transaction is the custodian and not counterparty to the agreement, they are not disclosed in the description of the repurchase agreement.

SEC Comment:
The Staff inquired in regards to Evergreen New York Municipal Money Market Fund and California Municipal Money Market Fund. Each fund has a principal investment strategy including Tender Option Bonds but there is no disclosure of Tender Option Bonds at period end. Other funds have disclosure regarding Credit Default Swaps within the Notes to Financial Statements but no Credit Default Swaps at period end. Why do some funds have this disclosure and others do not?

Evergreen Response:
The significant accounting policy note in the shareholder reports describes transaction types the funds have engaged in over the last 2 reporting cycles identified in the Statement of Changes. These transaction types may or may not be held at period end. If a fund did not actively trade in a specific transaction type, it is not discussed in the notes.


SEC Comment:
The Staff suggested that regarding distribution fees, Evergreen consider disclosing the approved amount as well as the limited amount rather than just the limited amount. This comment was also given during the review of an N-14.

Evergreen Response:
We already have a section in the prospectus disclosing approved amounts so we will begin including this disclosure in the shareholder reports as well.

SEC Comment:
The Staff noted in regards to Evergreen California Municipal Money Market Fund, the MDFP includes a footnote stating that 12b-1 fees for Class S are being waived; however, there is no mention of the waiver in the Notes to Financial Statements.

Additional Inquiry
The staff further inquired as to the nature of the waiver in place for Class S.

Evergreen Response:
Within the Notes to Financial Statements for this fund's shareholder report, there is a note stating the amount waived for Class S.

Additional Evergreen Response:
Note 3 of the Notes to Financial Statements of the January 31, 2007 annual report includes disclosure that states during the year ended January 31, 2007, EIMC voluntarily reimbursed Distribution Plan expenses (see Note 4) relating to Class S shares in the amount of $91,251.

SEC Comment:
The Staff noted in regards to Evergreen Balanced Fund and Evergreen Diversified Bond Fund, the Notes to Financial Statements indicate there is a contractual waiver but the prospectus indicates there is a voluntary waiver.

Evergreen Response:
On 4/15/2007 for Evergreen Balanced Fund and on 5/20/2007 for Evergreen Diversified Bond Fund, the contractual waivers expired and were not renewed.

* * * *




PROSPECTUS
SEC Comment:
The Staff noted for Evergreen Strategic Growth Fund, Evergreen Special Equity Fund and Evergreen Short Intermediate Bond Fund, the portfolio turnover exceeded 100% for consecutive years. There is no risk disclosure related to high turnover in the funds' prospectuses. If high turnover is part of the fund's investment strategy, there should be risk disclosure included in the Fund's prospectus.

Additional Inquiry
The staff further inquired as to how Evergreen determines when the risk of high turnover is part of the investment strategy. Is there a point at which this disclosure would be considered to be moved into the principal risks disclosures?


Evergreen Response:
Each fund's prospectus currently includes disclosure relating to Portfolio Turnover in the section entitled: "Other Fund Practices" (Please see page 53 of the Evergreen Domestic Equity Funds I prospectus dated February 1, 2008 in connection with Evergreen Strategic Growth Fund and Evergreen Special Equity Fund and page 31 of the Evergreen Short and Intermediate Term Bond Funds prospectus dated November 1, 2007 in connection with Evergreen Short Intermediate Bond Fund.) In the disclosure, each fund notes that consideration of portfolio turnover is not a part of the fund's investment strategy. The risks associated with high turnover are discussed in the disclosure.

Additional Evergreen Response:
If contemplation of portfolio turnover is not part of a fund's strategy then there is not a point at which consideration would be given to move the disclosure pertaining to the risk of high portfolio turnover into the principal risk disclosures.

SEC Comment:
The Staff noted for Evergreen Strategic Growth Fund, 40% of the fund is invested in Information Technology and for Evergreen Municipal Money Market Fund, 40% of the fund is invested in Housing but there is no disclosure in the prospectus indicating a principal investment strategy or risk to concentrate investments. Item 4 of N1a requires such disclosure if the fund has a policy to concentrate.

Evergreen Response:
As stated in each fund's current Statement of Additional Information, the funds are managed under a fundamental policy that states that the fund will not concentrate its investments in the securities of issuers primarily engaged in any particular industry (other than securities that are issued or guaranteed by the U.S. government or its agencies or instrumentalities). (Please see the "Evergreen Domestic Equity Funds I" Statement of Additional Information dated February 1, 2008 in connection with Evergreen Strategic Growth Fund and the "Evergreen Money Market Funds" Statement of Additional Information dated June 1, 2007 as supplemented November 1, 2007 in
connection with Evergreen Municipal Money Market Fund.)   In the regards
to Evergreen Strategic Growth Fund, the category entitled "Information Technology" in the fund's most recent shareholder report denotes a sector not an industry classification. Within the "Information Technology" sector as noted in the report are various industries such as "Communications Equipment" and "Software" none of which represents greater than 25% of the fund's portfolio. In regards to Evergreen Municipal Money Market Fund, the portion of the fund invested in "Housing" includes government securities which are specifically excluded from the concentration policy for the fund.



SEC Comment:
The Staff noted for Evergreen Ultra Short Opportunity Fund, there is no disclosure regarding the acceptable average maturity level of the fund's investments within the prospectus. The table at the end of the Schedule of Investments indicates a significant portion of securities in the > 3 year range, which seems long for an ultra short fund. What is the acceptable average maturity range for this fund?

Additional Inquiry
The staff further inquired as to the acceptable maturity range for the Fund. Past filings indicate the range of 1 year maturities to approximately 10% of the Fund. Additionally, are these ranges considered to be under normal market conditions?

Evergreen Response:
As disclosed in the fund's current prospectus dated November 1, 2007, the fund's portfolio of securities is managed based an average portfolio duration. Please see page 9 of the fund's prospectus which includes the following statement: "Under normal market conditions, the fund intends to maintain an average portfolio duration of approximately one year or less."

 Additional Evergreen Response:
As noted in the prospectus, the fund is managed to an average duration and not to effective maturity which is what the table in the shareholder reports disclose. Effective maturity can be used as a proxy for duration; however, duration is a measure of the approximate sensitivity of a bond's value to interest rate changes. Duration decreases as a bond gets closer to its maturity date, as the security is less volatile because risk of call, and principal and interest default is less.


OTHER
SEC Comment:
The Staff noted for Evergreen Pennsylvania Municipal Bond Fund and Evergreen Balanced Fund, there is disclosure within the first few pages of the N-CSR that the strategy had changed. How were shareholders notified? What are the details of the change? Why was there no A filing if part of the principal investment strategy changed?

Additional Inquiry
The staff asked for indication as to the date the sticker related to the strategy change was filed. The staff also inquired as to the driving reason for the strategy change (was it to align with other funds)?

Evergreen Response:
Within the 3/31/2007 annual report for Evergreen Pennsylvania Municipal Bond Fund, there was a shareholder notification text box that included the details of the change related to investments in derivatives to be effective on 7/1/2007. The 3/31/2007 annual report for Evergreen Balanced Fund also included a shareholder notification text box that included the details of the strategy change effective 6/1/2007. This change was also included in a sticker to the prospectus for both funds.

Additional Evergreen Response:
The Supplement to the Prospectus, which identified the strategy change, was filed on 12/18/2006. The SEC Accession number was 0000907244-06-000712.
The driving reason behind the strategy change was that Evergreen wanted to provide the funds broader flexibility for use of certain derivatives, including credit default swaps
* * * *






If you have any further questions regarding the responses contained herein, please contact me at 617.210.3588.

Sincerely,



Kasey Phillips
Senior Vice President, Evergreen Investment Services, Inc.
Treasurer, Evergreen Funds


Jeremy DePalma
Senior Vice President, Evergreen Investment Services, Inc.
Treasurer, Evergreen Funds


cc:  The Audit Committee of the Evergreen Funds
	Steve Bowen, Partner  KPMG
	Steve Callahan, Partner  KPMG







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